

August 30, 2011

Via E-mail
Daniel M. Delen
President and Chief Executive Officer
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

      Re: **Reynolds American Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 23, 2011
              File No. 1-32258

Dear Mr. Delen:

      We refer you to our comment letter dated August 4, 2011, regarding business contacts with Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Cecilia Blye

                                     Cecilia Blye, Chief
                                     Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance